VIATAR CTC SOLUTIONS INC.

116 John Street, Suite 10

Lowell, Massachusetts 01852

February 12, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.20549

Attention: Russell Mancuso, Branch Chief

Re:	Viatar CTC Solutions Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1

Filed January 16, 2015

File No. 333-199619

Dear Mr. Mancuso:

We are responding to the Staff’s comments contained in the Staff letter, dated February 2, 2015 (“Comment Letter”) and further telephonic comments received on February 10 and February 11, 2015, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on January 16, 2015 (“Form S-1”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the Amendment No.4 to the Form S-1 (“Form S-1/A”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Prospectus Cover Page

1.	We note your added disclosure regarding “OTC Markets” on the prospectus cover. To comply with Schedule A, paragraph 16 of the Securities Act and Regulation S-K Item 501(b)(3), your prospectus cover should disclose the fixed price at which the securities will be sold. If you intend to seek to have the price of your securities quoted in an over-the-counter marketplace, we would not object to disclosure that the selling stockholders will sell the offered securities at that fixed price until the price of your shares is quoted on the OTCQX or OTCQB marketplace of OTC Link ATS or on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. However, your disclosure should not suggest that the selling stockholders will vary from the disclosed fixed price if the price of your securities is quoted in some other over-the-counter marketplace. Please revise your disclosure here and throughout your prospectus as appropriate.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Executive Officers and Directors, page 46

2.	We note your response to prior comment 2. If you elect to name companies with which your officer was affiliated, please ensure that your disclosure makes clear the nature and time of the affiliation, including sufficient information as to permit investors to evaluate the responsibility undertaken by the officer. Also, please clarify Mr. Keaney’s position with the company from 2012 to 2014 prior to his being named Vice President of Research and Development.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Executive Compensation, page 48

3.	Please revise your disclosure regarding the stock awards in the table and in footnote 2 to be consistent with the requirements of Regulation S-K Item 402(n)(2)(v) and instruction 1 to Regulation S-K Item 402(n)(2)(v) and (n)(2)(vi).

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Description of Securities, page 54

4.	Please disclose the substance of your response to prior comment 7. Also, please (1) tell us when the holding periods mentioned in the last sentence of your response will expire, and (2) reconcile your reference to volume limitations on all of your shares with Rule 144(b)(1).

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ilan Reich
Ilan Reich
President
cc: Gregory Sichenzia, Esq.